SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF THE

PERSONNEL AND ORGANIZATION COMMITTEE OF BRASKEM S.A.

1.        Purposes

The Personnel and Organization Committee (“CPO” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a permanent body to support Braskem’s Board of Directors (“Board” or “CA”) with respect to the matters described in item 2 of these Internal Rules (“Rules”).

2.        Duties

The CPO shall:

       i.      Follow up and assess effective compliance with the indicated matters besed on the guidelines set forth in the policies pertaining to personnel, namely:

•          compensation; and

•          Health, Safety, Environment, Quality and Productivity. (“SSMAQ&P”)

      ii.      Assess, prior to CA’s analysis, the proposals of Braskem’s Business Leader (“LN-Braskem”) to update the policies set forth on item “i” above;

     iii.      Contribute to the drafting and follow up effective compliance regarding rules that deals with the appointment of CA members, its Support Committees and statutory management;

     iv.      Assess, prior to CA’s analysis, the LN-Braskem’s proposal regarding the statutory management’s composition, as well as its possible alternates;

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      v.      Contribute to the planning and follow up on strategic projects related to personnel, including, without limitation, Braskem’s diversity program and young partners’ identification program;

     vi.      Assure the existence and follow-up of strategic personnel indexes, including the indexes of the LN-Braskem’s Action Program (“PA”) regarding SSMAQ&P;

    vii.      Assess, prior to CA’s analysis, the annual global compensation proposal for the managers, to be submitted to approval of the general meeting of shareholders, as well as to assess and recommend to the CA the individualization proposal for such compensation;

   viii.      Assess, prior to CA’s analysis, market references regarding the parameters and criteria presented by the Company’s management for board members’ compensation and to submit a proposal for CA’s approval;

     ix.      Assess, prior to CA’s analysis, proposals submitted by the LN-Braskem regarding the participation of the members in the Company’s results, as well as any proposals to change parameters and criteria;

      x.      Assess, prior to CA’s analysis, proposals submitted by the LN-Braskem in relation to long-term incentive plans, as well as to support the CA (i) in the definition of plan criteria and metrics, and detailing of indexes to set forth the compensation and definition of eligible persons within the scope of their respective programs; and (ii) in the annual performance assessment for each program;

     xi.      Assess change proposals and follow up the private pension program adopted by the Company in respect to adherence to the policies in force, as well as to analyze the definitions for program implementation in controlled companies;

    xii.      Contribute to the CA in the annual performance assessment of the LN-Braskem based on the targets defined in his or her PA and approved by the CA, and to analyze the results of the annual performance assessment held by the LN-Braskem of members directly bound thereto, which results shall be submitted to the CA;

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   xiii.      Propose to the P-CA the criteria for annual assessment of the CA and its Support Committees, and of the CA Secretariat; for such, the CPO may rely on the support of expert external consultancy to set forth the scope, methodology to be implemented and performance of the assessment process;

   xiv.      Support the CA in the assessing the reasons for qualification under the independence criteria of candidates to Board members, as established in the Company's own policy, upon the convening of the Meeting that shall elect them and, in the years subsequent to their election, whether or not the board members declared as independent remain qualified under the Company's independence criteria, as well as inform and justify any circumstances that may compromise their independence;

    xv.      Follow up the succession plan for the LN-Braskem and members bound thereto, and also of the Head of Compliance (“R-Compliance”);

   xvi.      Follow up Braskem’s leadership development program, as well as to propose an annual LN-Braskem presentation, directly to the CA, about said program;

  xvii.      Follow up and recommend actions safeguarding Braskem’s corporate culture and promoting alignment with the Company’s values and to discuss the results of internal engagement surveys and to analyze the proposal and implementation of action plans related to the matter; and

 xviii.      Approve, on the first meeting of each fiscal year, the basic agenda of the ordinary meetings, as proposed by its coordinator, encompassing the activities incumbent on the CPO and others which may be necessary to comply with the work requests set forth by the CA, as well as the schedule to hold said meetings.

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3.        CPO’s Operation

3.1.   Composition and Term of Office

The CPO shall composed at least three (3) and at the most five (5) members chosen by the Board itself, appointed by the Chairman (“P-CA”) from among the effective and alternate CA members, one of whom shall be appointed as the Committee coordinator.

The term of office of the CPO members shall coincide with their term of office on the Board. If a CPO member permanently ceases to hold his or her position as director prior to the end of his or her respective term of office, the P-CA shall timely appoint a substitute, subject to the CA’s approval. The CPO member position may not be delegated.

3.2.   Coordination

The CPO coordinator shall have the following duties:

i.       To propose to the CPO, whenever necessary, changes to the approved basic agenda and annual schedule, considering the recommendations of the other CPO members;

ii.      To ratify the CPO annual meetings agenda, before the CA’s Executive Secretary (“S-CA”) submits it to the members of the Committee;

iii.     To call and conduct the CPO meetings;

iv.     To set forth the need for extraordinary meetings, proposing dates for holding them and their respective agendas, in observance of the right of the other members to request that such meetings;

v.      To assure that the invitation and agenda for the meetings be submitted to the Committee’s members, by means of the S-CA, along with any support material required, within the term set forth in these Rules;

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vi.     To invite, whenever necessary, external advisors, members of the management and other Braskem members to attend the meetings. The invitation shall be made with the S-CA’s support;

vii.    To submit to the CA the analyses, opinions and reports drafted within the CPO scope which must be submitted to the CA;

viii.   To propose to the management the hiring of external consultancies in order to, in certain situations, aid the Committee’s tasks. The hiring process shall comply with Braskem’s guidance documents on the matter;

ix.     To assure that the draft minutes of the meetings be sent to the Committee’s members for analysis within three (3) business days after the meeting;

x.      To comply and ensure compliance with the rules set forth in these Rules; and

xi.     To submit to the CA any proposals of updates to these Rules.

3.3.   Meetings

The CPO develops its activities mainly by means of work meetings, and, for such, it holds meetings, on an ordinary basis, at least five (5) times per year, pursuant to the annual schedule approved on the first meeting of each fiscal year, and, on an extraordinary basis, whenever the CPO coordinator or any of its members deems necessary, in alignment with the CPO coordinator, or whenever the circumstances.

The CPO ordinary meetings to analyze the matters for the CA resolution shall be held at least seven (7) days prior to the dates scheduled for Braskem’s Board of Directors Meetings (“RCA” or “RCAs”), unless the majority of its members agree on a shorter term, however, always prior to the RCAs.

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The convocations, agendas, as well as the support materials for the meetings, shall be provided to the Committee members by the S-CA, at least ten (10) consecutive days prior to the date of the meeting, unless the majority of its members agree on a shorter term, however, not shorter than forty-eight (48) hours; in such cases, a duly documented agenda shall be provided.

The CPO meetings shall be held, preferably, at Braskem's head office, and may be held remotely, by conference call, video-conference or any other means of communication that allows the identification of the Committee member and simultaneous communication with all the other people attending the meeting. In case of remote meetings, each CPO member shall be individually and solely liable for taking all measures required to assure the strict confidentiality thereof, and access to any information dealt with in the meeting by persons not authorized by the CPO coordinator is strictly prohibited. The means of communication to be used by a board member shall be that informed by the Company’s Information Security Area. In case it is not possible to use the mean informed as above mentioned, the board member shall inform in advance the S-CA the mean of communication to be used, so that the Information Security Area may validate it.

Preferably, all CPO members must take part in all meetings, whether in person or through conference call, video-conference or by any other mean of communication. The minimum quorum to convene a meeting shall be more than half of its members. Any Committee member unable to attend a meeting shall prior inform the CPO coordinator and appoint, if applicable, which member shall represent him or her.

The CPO’s recommendations must be registered in minutes drafted by its S-CA and, after being ratified by the Committee members, made available in Braskem’s governance Internet website. The minutes must be filed by Braskem’s corporate governance area, at the Company’s headquarters.

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Any CPO meeting may, at the coordinator’s discretion, be confidential in nature, wholly or in part, if it features any matter which might so require.

3.4.   Miscellaneous

The S-CA is responsible for providing support to the CPO, according to the duties set forth in the CA’s Internal Rules.

The communications between CPO members and other assistants, whenever it occurs, must be made under a confidentiality regime.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.